UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Ihamuotila)

Stock exchange release 7 May 2025	1 (4)

Nokia Corporation
Managers’ transactions
7 May 2025 at 12:20 EEST

Nokia Corporation - Managers' transactions (Ihamuotila)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Ihamuotila, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107170/7/8

Transaction date: 2025-05-06

Venue: AQED

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1512 Unit price: 4.4025 EUR

Aggregated transactions (1):

Volume: 1512 Volume weighted average price: 4.4025 EUR

Transaction date: 2025-05-06

Venue: BEUP

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 3569 Unit price: 4.4035 EUR

(2): Volume: 2402 Unit price: 4.4040 EUR

(3): Volume: 1411 Unit price: 4.4030 EUR

(4): Volume: 1665 Unit price: 4.4035 EUR

(5): Volume: 1665 Unit price: 4.4030 EUR

(6): Volume: 1739 Unit price: 4.4040 EUR

(7): Volume: 1824 Unit price: 4.4040 EUR

(8): Volume: 2091 Unit price: 4.4035 EUR

(9): Volume: 3547 Unit price: 4.4040 EUR

(10): Volume: 1391 Unit price: 4.4040 EUR

www.nokia.com

Stock exchange release 7 May 2025	2 (4)

(11): Volume: 1526 Unit price: 4.4035 EUR

(12): Volume: 3034 Unit price: 4.4035 EUR

(13): Volume: 1370 Unit price: 4.4035 EUR

(14): Volume: 1986 Unit price: 4.4040 EUR

(15): Volume: 2391 Unit price: 4.4040 EUR

(16): Volume: 1900 Unit price: 4.4065 EUR

Aggregated transactions (16):

Volume: 33511 Volume weighted average price: 4.4039 EUR

Transaction date: 2025-05-06

Venue: CEUD

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1635 Unit price: 4.4035 EUR

(2): Volume: 16096 Unit price: 4.4031 EUR

(3): Volume: 3325 Unit price: 4.4040 EUR

(4): Volume: 1705 Unit price: 4.4040 EUR

(5): Volume: 3154 Unit price: 4.4040 EUR

Aggregated transactions (5):

Volume: 25915 Volume weighted average price: 4.4034 EUR

Transaction date: 2025-05-06

Venue: DHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 2016 Unit price: 4.4030 EUR

Aggregated transactions (1):

Volume: 2016 Volume weighted average price: 4.4030 EUR

Transaction date: 2025-05-06

Venue: JNSI

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

www.nokia.com

Stock exchange release 7 May 2025	3 (4)

Transaction details

(1): Volume: 27175 Unit price: 4.4070 EUR

Aggregated transactions (1):

Volume: 27175 Volume weighted average price: 4.4070 EUR

Transaction date: 2025-05-06

Venue: SGMU

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1475 Unit price: 4.4030 EUR

Aggregated transactions (1):

Volume: 1475 Volume weighted average price: 4.4030 EUR

Transaction date: 2025-05-06

Venue: TQEM

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1457 Unit price: 4.4030 EUR

(2): Volume: 5545 Unit price: 4.4025 EUR

Aggregated transactions (2):

Volume: 7002 Volume weighted average price: 4.4026 EUR

Transaction date: 2025-05-06

Venue: XPAC

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1394 Unit price: 4.4040 EUR

Aggregated transactions (1):

Volume: 1394 Volume weighted average price: 4.4040 EUR

Aggregated transactions

(28): Volume: 100 000 Volume weighted average price: 4.4045 EUR

www.nokia.com

Stock exchange release 7 May 2025	4 (4)

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal